Exhibit 99.1

Advantage Announces Increase in Available Credit Facilities to $300 Million

(TSX: AAV, NYSE: AAV)

CALGARY, May 17, 2012 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announced today that its lenders have increased our credit facility from $275 million to $300 million. This credit facility increase in conjunction with gross proceeds from our recent $74.7 million secondary offering of Longview Oil Corp. ("Longview") shares will provide additional financial flexibility in support of future capital program requirements and general corporate purposes. Pro-forma bank debt at the end of Q1 2012 is approximately $118 million resulting in an undrawn credit facility of $182 million (after taking into consideration the increased credit facility and the net proceeds from the sale of Longview shares which is scheduled to close May 22, 2012).  Advantage will continue to retain ownership of 21,150,010 Longview shares which has a value of $181 million based on the closing price on May 17, 2012.

Advantage's credit facilities of $300 million are comprised of a $20 million extendible revolving operating loan facility and a $280 million extendible revolving loan facility from a syndicate of financial institutions (the "Credit Facilities"). The amounts available to Advantage from time to time under the Credit Facilities are based upon a borrowing base determination that is established primarily from the value of the company's hydrocarbon reserves. For additional detail in regard to the credit facilities, please refer to the credit facility documents which will be filed on SEDAR.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "forecast", "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, expected benefits to the Corporation from the Credit Facilities, including financial flexibility to support future capital program requirements and general corporate purposes; and the terms of the Credit Facilities, including amounts available to Advantage under the Credit Facilities, the revolving period for the Credit Facilities and financial covenants. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: credit risk, including ability to meet financial covenants under the Credit Facilities; failure to achieve the anticipated benefits from the Credit Facilities; the impact of general economic conditions; actions by governmental or regulatory authorities; changes in commodity prices, currency exchange rates, interest rates capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events and liabilities from the exploration for, and the operation and development of, oil and gas properties; changes or fluctuations in production levels; stock market volatility and volatility in market prices for oil and natural gas; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; obtaining required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities. With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, among other things: conditions in general economic and financial markets; commodity prices; effects of regulation by governmental agencies; future exchange rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 19:18e 17-MAY-12